SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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November 1, 2012

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	The Gabelli Global Utility & Income Trust (333-175701 and 811-21529)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Utility & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended. The Fund has authorized us to respond to your comments, received telephonically, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

1. Page 4. Risk Factors and Special Considerations – Dilution - Please revise the sentence beginning with “The Fund cannot state precisely the extent of this dilution…” to use consistent pronouns.

The sentence has been revised accordingly.

2. Page 11. Management and Fees – Please revise the sentences beginning with “The Fund’s total assets for the purpose of calculating the level of management fee…” to be more precise with respect to how the management fee is calculated.

The sentence has been revised accordingly.

3. Page 14. Summary of Fund Expenses – Since the Dividend Reinvestment Plan does have a fee per footnote 2, please revise the footnote 2 to state that such fees are included in “Other Expenses” or revise the response “None” to include the expense on the line item.

As described in the footnote, the Voluntary Cash Repurchase Plan has a fee per transaction, not as a percentage of net assets. This fee is not included in “Other Expenses”. The Automatic Dividend Reinvestment Plan does not have a fee. Footnote 2 has been revised to make this clarification.

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The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (212) 735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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